ReliaStar Life Insurance Company
and its
Separate Account N

ING Advantage Century Plus℠

Supplement dated April 29, 2011 to the Contract Prospectus
dated April 29, 2011

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

The following paragraph is added to page 44 of the prospectus before the "**Withholding**" paragraph.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.